Rec'd 8/27/13

DD 9/13/13

[redacted]

SEC 13025769

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66778

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALPHA OMEGA CAPITAL SECURITIES, LLC
NKA - Transact Capital Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7400 BEAUFONT SPRINGS DR, STE. 105
(No. and Street)

RICHMOND (City) VA (State) 23225 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES L RAPER JR jraper@transactcocp.com 804-307-3212
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHERRY BEKAERT, LLC
(Name – *if individual, state last, first, middle name*)

200 SOUTH 10th ST., STE. 900 (Address) RICHMOND (City) VA (State) 23219 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/22/13

ALPHA OMEGA CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

As of and for the Years Ended December 31, 2012 and 2011

And Report of Independent Auditor

Cherry Bekaert LLP
CPAs & Advisors

ALPHA OMEGA CAPITAL SECURITIES, LLC

TABLE OF CONTENTS

REPORT OF INDEPENDENT AUDITOR 1-2

FINANCIAL STATEMENTS

Statements of Financial Condition 3
Statements of Operations 4
Statements of Changes in Member's Interest 5
Statements of Cash Flows 6
Notes to Financial Statements 7–9

SUPPLEMENTAL INFORMATION

Schedule I – Computation of Net Capital under Rule 15c3-1 10
Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 11
Report on Internal Control Required by SEC Rule 17a-5 12–13
Report on Agreed-Upon Procedures Required by SEC Rule 17a-5(E)(4) .... 14 – 15
Schedule of Assessments and Payments 16

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Auditor

The Board of Directors
Alpha Omega Capital Securities, LLC
Richmond, Virginia

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Alpha Omega Capital Securities, LLC (the "Company"), as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Alpha Omega Capital Securities, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying information contained in Schedule I and II are presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Cherry Bekaert LLP

Raleigh, North Carolina
February 27, 2013

ALPHA OMEGA CAPITAL SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2012 AND 2011

	2012		2011	
ASSETS				
Current assets				
Cash and cash equivalents	$	11,226	$	15,722
Prepaid expenses		4,000		-
Total current assets	$	15,226	$	15,722
LIABILITIES AND MEMBER'S INTEREST				
Current liabilities				
Accounts payable	$	-	$	4,352
Total current liabilities		-		4,352
Member's interest		15,226		11,370
Total liabilities and member's interest	$	15,226	$	15,722

The accompanying notes to the financial statements are an integral part of this statement.

ALPHA OMEGA CAPITAL SECURITIES, LLC
STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Revenue		
Fees	$ 727,715	$ 270,948
Total revenue	727,715	270,948
Expenses		
Operating expenses allocated from the Parent	-	27,000
Commissions	336,273	2,096
Amortization	614	505
Professional fees:		
FINOP services	50,750	47,849
Accounting	8,000	6,000
Registration fees	4,985	5,337
Consulting	1,250	12,034
Referral fees	843	34,099
SPIC fees	569	139
Education	277	413
Legal	195	195
Bank service charge fees	11	131
Annual renewal fees	-	434
Travel and entertainment	-	282
Other	100	65
Total expenses	403,867	136,579
Net income	$ 323,848	$ 134,369

The accompanying notes to the financial statements are an integral part of this statement.

ALPHA OMEGA CAPITAL SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBER'S INTEREST

YEARS ENDED DECEMBER 31, 2012 AND 2011

	Member's Equity	Retained Earnings (Deficit)	Total
Balance, December 31, 2010	$ 41,144	$ (20,993)	$ 20,151
Net income	-	134,369	134,369
Distribution	(164,150)	-	(164,150)
Capital contribution	21,000	-	21,000
Balance, December 31, 2011	(102,006)	113,376	11,370
Net income	-	323,848	323,848
Distribution	(358,202)	-	(358,202)
Capital contribution	38,210	-	38,210
Balance, December 31, 2012	$ (421,998)	$ 437,224	$ 15,226

The accompanying notes to the financial statements are an integral part of this statement.

ALPHA OMEGA CAPITAL SECURITIES, LLC
STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Cash flows from operating activities		
Net income	$ 323,848	$ 134,369
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in assets and liabilities:		
Decrease in accounts receivable	-	7,500
Decrease (increase) in prepaid expenses	(4,000)	2,699
Increase (decrease) in accounts payable	(4,352)	3,621
Net cash provided by operating activities	315,496	148,189
Cash flows from financing activities		
Capital distribution to parent	(358,202)	(164,150)
Capital contribution from parent	38,210	21,000
Net cash used in financing activities	(319,992)	(143,150)
Net (decrease) increase in cash	(4,496)	5,039
Cash and cash equivalents, beginning of year	15,722	10,683
Cash and cash equivalents, end of year	$ 11,226	$ 15,722

The accompanying notes to the financial statements are an integral part of this statement.

ALPHA OMEGA CAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 and 2011

Note 1—Organization and nature of business

Organization – Alpha Omega Capital Securities, LLC (the "Company") is a wholly-owned subsidiary of Alpha Omega Capital Partners, LLC (the "Parent") incorporated in the state of Virginia on August 4, 2004. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company intends to act as an introducing broker engaging primarily in debt and equity placements.

The Parent is a structured business transfer, business valuations and growth services company. The Parent's liability, as the sole member of the Company, is limited in that in any proceeding brought by or in the name of the Company, the Parent shall not have liability for damages other than for willful misconduct or a knowing violation of the criminal law.

Note 2—Summary of significant accounting policies

Basis of Presentation – The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions as to reported amounts and disclosures in the financial statements. Management believes that the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from the estimates included in the financial statements.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Fee Revenue – The Company's revenues are generated primarily through providing merger and acquisition and private financing placement-related advisory services. The Company earns revenue through a two phase process. Phase one includes the Company performing research and developing a pitch book for a potential client. At the conclusion of phase one, an engagement letter is signed and a retainer fee is paid to the Company. The Company recognizes the retainer fee revenue at the conclusion of phase one. Phase two is concluded once a transaction has been completed. At the conclusion of phase two, the Company is awarded a success fee, which is typically a percentage of the total sales price, and the Company recognizes this revenue at closing when earned.

Income Taxes – The Company has elected to be treated as a limited liability company for federal, state, and local income tax purposes. Accordingly, all items of income, expense, gain and loss of the Company are generally reportable on the tax return of its member. Management has evaluated all tax positions that could have a significant effect on the financial statements and determined the Company did not have any uncertain income tax positions at December 31, 2012 and 2011, respectively.

Fair Value Measurements – The carrying amounts of total current assets and total current liabilities approximates fair value because of the short term nature of these instruments or that the contractual interest rates associated with these assets or liabilities are considered to be at market rates.

Note 3—Related-party transactions

The Company is charged an allocable portion of certain costs, including employee compensation and benefits, occupancy, depreciation of fixed assets and general and administrative costs, all incurred by its Parent on behalf of the Company. These costs are allocated to the Company using various measures that management believes are consistent with the types of costs covered by an expense agreement with the Parent. The Company paid to the Parent $27,000 for the year ended December 31, 2011. During 2012, the Company modified their business practice, where fees paid to the Parent would not be treated as an operating expense to the Company, rather a distribution payment to the Parent as part of total distributions, which were $358,202 during 2012. During 2012, the Parent Company contributed $38,210 and $210,000 during the years ended December 31, 2012 and 2011, respectively.

Note 4—Net capital requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1.

At December 31, 2012 and 2011, the Company had net capital of $11,226 and $11,370, respectively, as defined under Rule 15c3-1, which exceeded the requirements by $6,226 and $6,370, respectively. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 and 2011 was .00 to 1 and .38 to 1, respectively.

Note 5—Concentration of credit risk

The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation (FDIC) provides insurance coverage for up to $250,000 for substantially all depository accounts and temporarily provides unlimited coverage, through December 31, 2012, for certain qualifying and participating non-interest bearing transaction accounts. The Company, from time to time, may have amounts on deposit in excess of the insured limits. As of December 31, 2012 and 2011, the Company had no uninsured deposits.

Note 6—SIPC supplemental report

Broker-dealers registered with the Securities and Exchange Commission, with some limited exceptions, are required to be members of the Securities Investor Protection Corporation ("SIPC"). The Company is a member of SIPC. Beginning for fiscal years ending after April 30, 2009, SIPC members that have gross operating revenues of more than $500,000, must complete the SIPC supplemental report under SEA Rule 17a-5(e)(4). The Company was not required to have a supplemental report filed under SEA Rule 17a-5(e)(4) from the year ended 2011, due to gross operating revenue being less than $500,000. In the current year, however, the Company had gross revenue of greater than $500,000. See supplemental report and SIPC payment schedule at pages 14 through 16.

Note 7—Subsequent events

Management has evaluated subsequent events for potential recognition and/or disclosure in the December 31, 2012 financial statements through February 27, 2013, which was the date the Company's financial statements were available to be issued.

ACCOMPANYING INFORMATION

ALPHA OMEGA CAPITAL SECURITIES, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2012 AND 2011

	2012	2011
Total member's equity	$ 15,226	$ 11,370
Prepaid expenses	(4,000)	-
Net capital before haircuts on securities positions and other	11,226	11,370
Net capital	11,226	11,370
Schedule of aggregate indebtedness		
Accounts payable	-	4,352
Deferred revenue	-	-
Total aggregate indebtedness	-	4,352
Computation of basic net capital requirement		
Minimum required net capital	5,000	5,000
Excess of net capital over minimum required	$ 6,226	$ 6,370
Ratio of aggregate indebtedness to net capital	.00 to 1	.38 to 1
Reconciliation with Company's computation of net capital		
Net capital as reported in Company's Part IIA (Unaudited)		
Focus Report	$ 11,226	$ 11,697
Net audit adjustments	-	(327)
Net capital per above	$ 11,226	$ 11,370

ALPHA OMEGA CAPITAL SECURITIES, LLC

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2012 AND 2011

The Company claims exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph k (2)(i) of that Rule.

Cherry Bekaert LLP
CPAs & Advisors

Report on Internal Control Required By SEC Rule 17a-5

The Board of Directors
Alpha Omega Capital Securities, LLC
Richmond, Virginia

In planning and performing our audits of the financial statements of Alpha Omega Capital Securities, LLC (the "Company"), as of and for the years ended December 31, 2012 and 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify internal controls of financial reporting that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 and 2011, to meet the SEC's objectives, except as identified above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry Bekaert LLP

Raleigh, North Carolina
February 27, 2013

Cherry Bekaert LLP
CPAs & Advisors

Report on Agreed-Upon Procedures
Required by SEC Rule 17a-5(e)(4)

The Board of Directors
Alpha Omega Capital Securities, LLC
Richmond, Virginia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Alpha Omega Capital Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries by obtaining a copy of the bank statements showing the clearing of the payments, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by reconciling adjusted amounts to the Company's trial balance, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by recalculating adjustments, where applicable, supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cherry Bekaert LLP

Raleigh, North Carolina
February 27, 2013

Schedule of Assessment and Payments
December 31, 2012

Payment Date	To Whom Paid	Amount
7/9/2012	SIPC	$ 33
2/15/2013	SIPC	$ 945